Exhibit 99.1

Contacts:
ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx

ASUR Announces Total Passenger Traffic for April 2026

Passenger traffic increased year-on-year by 5. 6% in Colombia, and decreased by 2.6% in México and 2.2 % in Puerto Rico

Mexico City, May 6, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for April 2026 reached a total of 6.0 million passengers, representing a decrease of 0.7% compared to April 2025.

Passenger traffic showed a year-on-year increase of 5.6% in Colombia, while traffic declined 2.6% in Mexico and 2.2% in Puerto Rico. Growth in Colombia was driven by increases of 5.9% in domestic traffic and 4.7% in international traffic, while Mexico reported decreases of 3.3% and 1.9% in in international and domestic traffic, respectively, and Puerto Rico decreases of 6.4% and 1.7% in international and domestic traffic, respectively.

All figures in this statement reflect comparisons between the period from April 1 to April 30, 2026, and from April 1 to March 30, 2025. Note that Easter Week in 2026 took place from April 29 to April 5, while in 2025 it was from April 13 to April 20, 2025. Transit and general aviation passengers are excluded only for Mexico and Colombia.

Passenger Traffic Summary
	April		% Chg	Year to date		% Chg
	2025	2026		2024	2025
Mexico	3,511,745	3,419,141	(2.6)	14,456,882	14,357,116	(0.7)
Domestic Traffic	1,653,649	1,622,844	(1.9)	6,234,133	6,168,238	(1.1)
International Traffic	1,858,096	1,796,297	(3.3)	8,222,749	8,188,878	(0.4)
San Juan, Puerto Rico	1,174,568	1,148,395	(2.2)	4,783,150	4,678,193	(2.2)
Domestic Traffic	1,033,889	1,016,764	(1.7)	4,261,135	4,158,077	(2.4)
International Traffic	140,679	131,631	(6.4)	522,015	520,116	(0.4)
Colombia	1,340,348	1,415,450	5.6	5,386,702	5,908,668	9.7
Domestic Traffic	1,032,952	1,093,626	5.9	4,111,608	4,545,060	10.5
International Traffic	307,396	321,824	4.7	1,275,094	1,363,608	6.9
Total Traffic	6,026,661	5,982,986	(0.7)	24,626,734	24,943,977	1.3
Domestic Traffic	3,720,490	3,733,234	0.3	14,606,876	14,871,375	1.8
International Traffic	2,306,171	2,249,752	(2.4)	10,019,858	10,072,602	0.5

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Mexico Passenger Traffic
		April		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,653,649	1,622,844	(1.9)	6,234,133	6,168,238	(1.1)
CUN	Cancun	835,045	789,691	(5.4)	3,122,813	2,911,321	(6.8)
CZM	Cozumel	22,995	23,333	1.5	75,554	80,094	6.0
HUX	Huatulco	55,891	53,325	(4.6)	216,020	206,547	(4.4)
MID	Merida	287,801	308,622	7.2	1,095,167	1,205,524	10.1
MTT	Minatitlan	13,069	11,836	(9.4)	49,405	44,408	(10.1)
OAX	Oaxaca	133,769	128,678	(3.8)	524,781	507,866	(3.2)
TAP	Tapachula	41,372	41,641	0.7	170,834	165,506	(3.1)
VER	Veracruz	142,650	145,219	1.8	526,546	566,067	7.5
VSA	Villahermosa	121,057	120,499	(0.5)	453,013	480,905	6.2
International Traffic		1,858,096	1,796,297	(3.3)	8,222,749	8,188,878	(0.4)
CUN	Cancun	1,739,253	1,674,788	(3.7)	7,636,701	7,586,254	(0.7)
CZM	Cozumel	33,368	33,777	1.2	184,035	180,054	(2.2)
HUX	Huatulco	12,885	14,489	12.4	93,311	104,085	11.5
MID	Merida	32,524	31,690	(2.6)	144,275	153,679	6.5
MTT	Minatitlan	558	794	42.3	2,378	2,824	18.8
OAX	Oaxaca	19,800	17,104	(13.6)	94,435	85,434	(9.5)
TAP	Tapachula	3,246	4,999	54.0	8,830	11,322	28.2
VER	Veracruz	12,207	12,414	1.7	45,408	48,635	7.1
VSA	Villahermosa	4,255	6,242	46.7	13,376	16,591	24.0
Traffic Total Mexico		3,511,745	3,419,141	(2.6)	14,456,882	14,357,116	(0.7)
CUN	Cancun	2,574,298	2,464,479	(4.3)	10,759,514	10,497,575	(2.4)
CZM	Cozumel	56,363	57,110	1.3	259,589	260,148	0.2
HUX	Huatulco	68,776	67,814	(1.4)	309,331	310,632	0.4
MID	Merida	320,325	340,312	6.2	1,239,442	1,359,203	9.7
MTT	Minatitlan	13,627	12,630	(7.3)	51,783	47,232	(8.8)
OAX	Oaxaca	153,569	145,782	(5.1)	619,216	593,300	(4.2)
TAP	Tapachula	44,618	46,640	4.5	179,664	176,828	(1.6)
VER	Veracruz	154,857	157,633	1.8	571,954	614,702	7.5
VSA	Villahermosa	125,312	126,741	1.1	466,389	497,496	6.7

US Passenger Traffic, San Juan Airport (LMM)
	April		% Chg	Year to date		% Chg
	2025	2026		2025	2026
SJU Total	1,174,568	1,148,395	(2.2)	4,783,150	4,678,193	(2.2)
Domestic Traffic	1,033,889	1,016,764	(1.7)	4,261,135	4,158,077	(2.4)
International Traffic	140,679	131,631	(6.4)	522,015	520,116	(0.4)

Colombia Passenger Traffic Airplan
		April		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,032,952	1,093,626	5.9	4,111,608	4,545,060	10.5
MDE	Rionegro	784,536	833,027	6.2	3,102,383	3,468,805	11.8
EOH	Medellin	93,071	89,875	(3.4)	366,513	362,535	(1.1)
MTR	Monteria	110,138	123,137	11.8	460,764	526,326	14.2
APO	Carepa	15,078	15,202	0.8	55,241	60,089	8.8
UIB	Quibdo	26,544	30,228	13.9	104,987	118,569	12.9
CZU	Corozal	3,585	2,157	(39.8)	21,720	8,736	(59.8)
International Traffic		307,396	321,824	4.7	1,275,094	1,363,608	6.9
MDE	Rionegro	307,396	321,824	4.7	1,275,094	1,363,608	6.9
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,340,348	1,415,450	5.6	5,386,702	5,908,668	9.7
MDE	Rionegro	1,091,932	1,154,851	5.8	4,377,477	4,832,413	10.4
EOH	Medellin	93,071	89,875	(3.4)	366,513	362,535	(1.1)
MTR	Monteria	110,138	123,137	11.8	460,764	526,326	14.2
APO	Carepa	15,078	15,202	0.8	55,241	60,089	8.8
UIB	Quibdo	26,544	30,228	13.9	104,987	118,569	12.9
CZU	Corozal	3,585	2,157	(39.8)	21,720	8,736	(59.8)

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports across the Americas. The Company operates nine airports in southeastern Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR US Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International, and has historically shown competitive performance against U.S. commercial revenue benchmarks.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx.

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